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June 21, 2012	TSX: TMM, NYSE.A: TGD

NEWS RELEASE

Timmins Gold announces extension of Credit Facility with Sprott Resource Lending Partnership

Vancouver, BC - Timmins Gold Corp. (TSX:TMM, NYSE.A:TGD) is pleased to report it has signed a term sheet with Sprott Resource Lending Partnership (the “Lender”) extending the term of its existing $18 million credit facility. The extension is subject to final documentation.

The new credit agreement will have a term of 18 months from July 29, 2012. Interest will be payable at the rate of 8% per annum. Payment of the principal amount outstanding will be made at the end of the term. In consideration of the extension a bonus payment of 2% of the principal amount of the loan is payable in common shares of Timmins Gold at a price equal to a 10% discount to the 10 day weighted average closing price of the shares of Timmins Gold. In the event the loan has not been repaid by July 28, 2013, a further fee of 1% of the loan amount outstanding on that date will be paid to the Lender in shares priced at the same discount on that date. There is no prepayment fee.

“The extension and repricing of our credit agreement provides Timmins Gold with a strong financial base,” stated Bruce Bragagnolo, CEO of Timmins Gold Corp. “With cash from operations being added to the balance sheet on a monthly basis even after paying for expansion and exploration, the extension provides the Company with operational flexibility. We are pleased to continue our excellent relationship with Sprott Lending.”

About Timmins Gold

Focused solely in Mexico, Timmins Gold Corp. is in commercial gold production at its wholly owned San Francisco gold mine in Sonora, Mexico. The mine is an open pit heap leach operation. Timmins Gold has forecast production at a rate in excess of 100,000 ounces of gold per year. (Micon International NI 43-101F1 Technical Report dated November, 2011).

Contacts:

Timmins Gold Corp.
Bruce Bragagnolo
CEO and Director
604-638-8980
bruce@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange Amex accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.